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                                                                   June 28, 1999

Board of Directors
Rental Service Corporation
6929 E. Greenway Parkway
Suite 200
Scottsdale, AZ 85254

Members of the Board of Directors:

    Rental Service Corporation (the "Company"), Atlas Copco North America Inc. (the "Acquiror") and Pandion Acquisition Corp., a wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger dated as of June 28, 1999 (the "Agreement") pursuant to which (i) the Acquiror and the Acquisition Sub would commence a tender offer (the "Tender Offer") for all outstanding shares of the Company's common stock, par value $0.01 per share, of the Company (the "Company Shares") for $29.00 per share, net to the seller in cash (the "Consideration"), and (ii) the Acquisition Sub would be merged with the Company in a merger (the "Merger"), in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Acquiror or any affiliate of the Acquiror or as to which dissenter's rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction".

    You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders.

    In arriving at the opinion set forth below, we have, among other things:

    (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

    (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

    (3) Conducted discussions with members of senior management of the Company concerning the matters described in clauses 1 and 2 above;

    (4) Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

    (5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

    (6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

    (7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;
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    (8) Reviewed the Agreement;

    (9) Participated in the Company's review of its strategic alternatives; and

    (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

    In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company.

    Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

    We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently acting as financial advisor to the Company in connection with the unsolicited tender offer for all of the outstanding Company Shares at a price of $22.75 per share in cash by UR Acquisition Corporation, a wholly owned subsidiary of United Rentals, Inc. We have, in the past, provided financing services to the Company, including acting as lead underwriter in connection with an offering of the Company Shares in August 1998. We are currently providing financial advisory services and have, in the past, provided financing and financial advisory services to the Acquiror and its affiliates, including acting as lead manager in connection with a debt offering for an affiliate of the Acquiror in 1998 and as dealer manager in connection with a tender offer for Prime Service, Inc. by a wholly owned subsidiary of the Acquiror in 1997, and expect to continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as securities of the Acquiror and other securities of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Company Shares pursuant to the Tender Offer and how such stockholder should vote on the proposed Merger or any matter related thereto.

    On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Merger Agreement is fair from a financial point of view to the holders of such shares.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                       INCORPORATED